Rahaxi, Inc.
Wicklow Enterprise Centre, The Murrough,
Wicklow Town, County Wicklow
Republic of Ireland

March 16, 2010
Stephen Krikorian
Accounting Branch Chief
Melissa Walsh
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:          Rahaxi, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2010
File No. 000-28749

Dear Sir or Madam:

We are writing in response to your letter dated March 2, 2010, which contained follow up comments regarding two questions in your original letter dated January 19, 2010, and our initial response to that letter.  Please be advised that, consistent with the voicemail messages between the Staff our legal counsel, we plan to submit our written response by March 31, 2010.

Sincerely,

/s/ Ciaran Egan
Ciaran Egan,
Chief Financial Officer